SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press Release, dated November 9, 2009, entitled “Telecom Argentina S.A. announces consolidated nine-month period (‘9M09’) and third quarter results for fiscal year 2009 (‘3Q09’)”

FOR IMMEDIATE RELEASE

Market Cap: P$13.0 billion

November 9, 2009

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated nine-month period (´9M09´) and

third quarter results for fiscal year 2009 (´3Q09´)*

•	Consolidated Net Revenues amounted to P$8,861 million (+14% vs. 9M08); Internet +47% vs. 9M08; Mobile business in Argentina +15% vs. 9M08.

•	Mobile subscribers: 15.8 million (+15% vs. 9M08); Broadband subscribers: 1.2 million (+21% vs. 9M08); Fixed lines in service: 4.3 million (+1% vs. 9M08).

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$2,855 million (+14% vs. 9M08), 32% of Net Revenues. Growth was mainly fueled by mobile services and broadband in Argentina.

•	Operating Profit amounted to P$2,035 million (+32% vs. 9M08), 23% of Net Revenues.

•	Net Income reached P$1,006 million (+21% vs. 9M08).

•	Investments (excluding materials) totaled P$1,022 million.

•

Net Financial Debt (before NPV effect) reached P$143 million (-P$1,048 million vs. 9M08). Net Financial Debt to OPBDA ratio declined from 0.4x as of the end of September 2008 to 0.04x as of the end of September 2009.

•	As of October 15, 2009 Telecom Argentina S.A. has paid off all its outstanding financial debt.

	As of September 30
(in million P$, except where noted)	2009	2008	Δ $	Δ %
Consolidated Net Revenues	8,861	7,789	1,072	14%
Voice, Data & Internet	3,043	2,683	360	13%
Mobile	5,818	5,106	712	14%
Operating Profit before D&A	2,855	2,502	353	14%
Operating Profit	2,035	1,540	495	32%
Net Income	1,006	831	175	21%
Shareholder’s equity	5,024	3,901	1,123	29%
Net Financial Debt - Before NPV effect	143	1,191	(1,048)	-88%
CAPEX (excluding materials)	1,022	1,156	(134)	-12%
Fixed lines in service (in thousand lines)	4,347	4,292	54	1%
Mobile customers (in thousands)	15,778	13,759	2,019	15%
Personal (Argentina)	13,994	11,941	2,053	17%
Núcleo (Paraguay)	1,784	1,818	(34)	-2%
Broadband customers (in thousands)	1,179	976	203	21%

(*)	Unaudited financial data

1	www.telecom.com.ar

Buenos Aires, November 9, 2009 – Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications groups, announced today Net Income of P$1,006 million for the nine-month period ended September 30, 2009 or +21% when compared to the same period last year.

	9M09	9M08	Δ $	Δ %
Net Revenues (MMP$)	8,861	7,789	1,072	14%
Net Income (MMP$)	1,006	831	175	21%
Earnings per Share (P$)	1.02	0.84	0.18
Earnings per ADR (P$)	5.11	4.22	0.89
OPBDA *	32%	32%
Operating Profit *	23%	20%
Net Income*	11%	11%

* As a percentage of Net Revenues

During 9M09, Consolidated Net Revenues increased by 14% (+P$1,072 million vs. 9M08) to P$8,861 million, mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 32% (+P$495 million vs. 9M08) to P$2,035 million.

Consolidated Operating Revenues

Fixed Telephony (Voice, Data Transmission & Internet)

During 9M09, revenues generated by these services amounted to P$3,043 million, +13% vs. 9M08, where in relative terms Internet revenues have grown the most (+47% vs. 9M08).

Voice

Total Revenues for this service reached P$2,078 million in 9M09 (+4% vs. 9M08). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by P$33 million, or 6% vs. 9M08, to P$628 million, as a consequence of a higher number of lines in service (+1%), which reached more than 4.3 million, and a 15% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$945 million, an increase of 3% vs. 9M08. Revenues from International traffic increased 12% vs. 9M08 while local traffic revenues increased +3% vs. 9M08. Otherwise, revenues from domestic long distance traffic slightly decreased 2% vs. 9M08.

Interconnection revenues amounted to P$319 million (+11% vs. 9M08), mainly as a consequence of traffic originated in cellular lines from other operators but transported by and terminated in the Company’s fixed-line network.

Other revenues reached P$186 million (-7% vs. 9M08). This reduction was mainly a consequence of a decrease in Public Telephony revenues (-P$13 million or -20% vs. 9M08).

2	www.telecom.com.ar

Data Transmission and Internet

Data transmission revenues amounted to P$197 million (+24% vs. 9M08), generated by the offer of innovative solutions for the corporate market focused in both satisfying the enterprises´ internal infrastructure needs and enhancing the offer of ICT services (connectivity, housing and hosting, among others).

Revenues related to Internet reached P$768 million (+P$246 million or 47% vs. 9M08), mainly due to the substantial expansion of the broadband service, driven by an increase in the subscriber base, better network coverage, commercial promotions and innovations in the service portfolio. In addition, ARPU reached $68 in 3Q09, +21% when compared to 3Q08 due to the implementation of an efficient pricing strategy and the expiration of promotions together with reduction of churn.

As of September 30, 2009, Telecom reached 1.2 million ADSL customers (+21% vs. 9M08). These connections represent approximately 27% of Telecom’s fixed lines in service.

Data Transmission and Internet both have significantly increased their contribution to net consolidated revenues reaching an 11% participation (vs. 9% in 9M08) and representing 32% of fixed telephony segment revenues (vs. 25% in 9M08).

Commercial Initiatives

During the quarter Telecom extended throughout its entire area of operation the promotion denominated “Superpack”, a bundle of services that includes broadband access, flat rates for local calls and satellite TV through a commercial agreement with DirectTV, the leading company in digital TV. This offer presents to clients the opportunity to have a complete home package for communications and entertainment at an attractive price.

Telecom has continued developing complementary services. Consequently it is marketing a promotion of Pack Arnet together with a new line including flat rates for local calls.

Oriented for the corporate market, Telecom launched its virtualization service, for wholesale and government segments, enhancing its offer of ICT services. These comprise Hosting Virtual y Virtual Desktop on Next Generation Data Center, offering clients more efficiency in the cost-benefit relationship with IT infrastructure.

Telecom relies on a competitive advantage to offer these types of services: its Data Center in Pacheco Tier IV, one of the most complete and modern information centres in the country, which allows the integration of all the virtual solution components: data centre, connectivity, hardware and software. Also remarkable are its data network and its background oriented toward the corporate and government segments.

3	www.telecom.com.ar

It is important to point out that the privileged position as integral supplier of ICT solutions was achieved thanks to the acquisition of Cubecorp a data center that provides IT world class services occurred in July, 2008.

Mobile Services

In the quarter, clients have significantly increased, reaching 15.8 million as of the end of September 2009, representing an increase of 0.4 million since June 2009 and 2.0 million since September 2008.

During 9M09, net revenues reached P$5,818 million (+14% vs. 9M08).

Telecom Personal in Argentina

As of the end of September 2009, Personal reached 14 million subscribers in Argentina (+2.1 million, or +17% vs. 9M08), which allowed the Company to enhance its market position and strengthen its potential for future revenue growth. During 9M09 the strong increase in net additions continued with the incorporation of about 1.4 million subscribers (vs. +1.3 million net additions in 9M08).

Approximately 31% of the overall subscriber base is postpaid (including “Cuentas claras” plans) and 69% is prepaid.

Personal continued with consistent growth in Total Revenues (including handset sales) reaching P$5,516 million (+15% vs. 9M08), supported by the increase in overall voice traffic minutes by 15% vs. 9M08 and in value-added services (VAS) revenues by 35% vs. 9M08. Service revenues reached P$4,968 million (+17% vs. 9M08) where 34% corresponds to VAS revenues. Also noteworthy is SMS traffic performance, which climbed from a monthly average of 1,239 million messages in 9M08 to 2,923 million in 9M09 (+136% vs. 9M08), with similar service quality levels.

As a consequence of the traffic increase and higher usage of value-added services (mainly due to a significant increase in SMS per client), Average Monthly Revenue per User (“ARPU”) remained stable at approximately P$40 during 9M09, even though level of penetration is significant. Meanwhile, ARPU in 3Q09 reached P$41.

Personal’s contribution to consolidated margins has improved since 9M08 thanks to the activities focused to expand its subscriber base and to retain the high-value segment.

Initiatives

During the quarter, Personal continued its strategy in terms of value and convenience to clients, through the offer of “All inclusive”, packs and promotions combining minutes, SMS and Internet in the same monthly fee.

4	www.telecom.com.ar

Furthermore, it continued expanding the offer of Packs – flat or limited- of Internet, calls, SMS, roaming and access to social networks. It also provides more benefits for prepaid clients such as unlimited SMS with each recharge of credits.

Also noteworthy, revenues from 3G devices had a remarkable performance in the quarter, increasing 75% when compared to last quarter.

One of the most remarkable launches of this quarter – in a strategic partnership with Microsoft – is SMS Messenger. This product allows access to Windows Live Messenger through the use of text messages, regardless of the handset used. Personal is the first operator in the world providing this service.

The digital music store Personal Musica, incorporated innovations such as an integral platform that allows the acquisition of digital music simultaneously with chat through Microsoft Messenger. The success of this strategy was reflected in the continuous increase of VAS in total service revenues. In addition, Personal increased its area of influence in the youth segment, becoming the market share leader of this attractive target.

Telecom Personal in Paraguay

By the end of September 2009, Nucleo’s subscriber base reached approximately 1.8 million customers. During the year, Nucleo adopted the same client disconnection policy as in the Argentina market. Prepaid and Postpaid customers represented 89% and 11%, respectively.

Personal’s controlled subsidiary in Paraguay generated revenues equivalent to P$302 million during 9M09 (-7% vs. 9M08), affected by the reduction of interconnection revenues–which intensified the competition between operators- and the change in measured service charges criteria, from a base of minutes to seconds.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$6,826 million in 9M09, which represents an increase of P$577 million, or +9%, vs. 9M08. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure, and greater expenses related to competition in mobile and internet businesses.

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$1,075 million (+23% vs. 9M08), affected by increases in salaries and higher social security charges imposed by law. Regarding personnel, the decrease in headcount in fixed segment (-244 employees vs. 9M08) was partially compensated by the incorporation of 82 employees in the same period in the mobile business. The total headcount at the end of 9M09 was 15,368 employees.

5	www.telecom.com.ar

- Taxes reached P$720 million (+17% vs. 9M08), influenced mainly by higher rates in turnover taxes, municipal taxes and a higher volume of revenues.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,015 million, maintaining similar levels as 9M08. These costs are associated with traffic generated among mobile operators.

- Agents, prepaid card commissions and other commissions were P$778 million (+16% vs. 9M08), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as higher subscriber volumes and sales of cards were registered.

- Advertising amounted to P$247 million (-15% vs. 9M08) oriented towards supporting the commercial activity in mobile services and Internet, and to strengthening the brand position of the Telecom Group. It is important to consider that last year costs related to the Sponsorship of the Argentine Olympic Committee were incurred.

- Cost of handsets sold totaled P$804 million (+10% vs. 9M08) mainly due to an increase in subscriber additions and in the number of upgraded terminals.

- Depreciation of Fixed and Intangible Assets reached P$820 million (-15% vs. 9M08). Fixed-line telephony totaled P$490 million (-19% vs. 9M08) and mobile services P$330 million (-7% vs. 9M08), mainly due to reestimation of the useful lives of certain technical assets in 2Q09 and also since TDMA technology depreciation charges ended in March 2008.

- Others Costs totaled P$1,367 million (+25% vs. 9M08). The increase was mainly due to the inflationary effects on related services.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$317 million, an increase of P$205 million vs. 9M08. This was mainly due to the loss registered in net foreign currency exchange equivalent to P$293 million in 9M09 (vs. a gain of P$26 million in 9M08). The result was affected by losses from financial debt denominated in Euros and in US dollars. It is important to point out that since December 2008, the Argentine Peso devaluated against the US Dollar and Euro currencies 10% and 15% respectively. Moreover, the result as of 9M09 includes losses of P$73 million due to changes in market value of Financial Derivative Instruments.

Nevertheless, these results were partially compensated by lower net interest (-P$90 million vs. 9M08) and lower losses from holding results generated by inventories (-P$22 million vs. 9M08).

Financial and Holding Results (In million P$)
	9M08	9M09
Net Interests	-$112	-$ 22
FX results	$ 26	-$293
Others	-$ 26	-$ 2

Total	-$112	-$317

6	www.telecom.com.ar

Consolidated Net Financial Debt

As of September 30, 2009, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments for Notes) amounted to P$143 million, a reduction of P$1,048 million as compared to September 2008 and P$769 million when compared to December 2008.

During 9M09, Personal purchased a nominal amount of US$8.77 million Series 3 Notes due 2010. Furthermore, Telecom Argentina purchased Notes in a nominal amount of Euros 18.5 million of Telecom’s Series A Euro Notes due 2014 (equivalent to an outstanding amount of Euros 6.97 million). These operations were made through market purchases and with liquid funds from each company. The Notes acquired were cancelled according to the terms and conditions of the respective Indentures.

Consolidated Capital Expenditures

During 9M09, the Company invested P$1,022 million (excluding materials) in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses (P$520 million) and mobile services (P$502 million). In relative terms, capex reached 12% of the revenues.

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

Other Initiatives

During the period Telecom continued with the development of solutions oriented toward satisfying private neighborhood and real state development needs. The Company announced the provision of technological infrastructure and telecommunications services in the first intelligent urban centre of Argentina: “Area 60”, located 64 km from Buenos Aires city. It will rely on the first GPON network (Gigabit Passive Optical Network) in the country. This is an optic fiber network reaching each client’s house. With this kind of next generation technology, clients will be able to access to the most advanced services in voice, high velocity Internet, and VAS such as video calls and videoconferences, security services and domotic, among others.

Other Relevant Matters

The Court of Appeals in Commercial Matters N°2 resolved to suspend the Ordinary and Extraordinary Telecom Argentina Shareholders meeting to be held on September 9, 2009.

7	www.telecom.com.ar

Recent Relevant Matters

As of October 15, 2009 Telecom Argentina has paid off the remaining portion of the debt issued on August 31, 2005 for an amount equivalent to US$ 1.9 billion in accordance with the terms and conditions of the Acuerdo Preventivo Extrajudicial (APE). The debt was prepaid 5 years in advance of the repayment schedule originally agreed upon the financial creditors. Outstanding principal amount together with accrued interest equivalent to US$ 352 million was paid.

Since October 16, 2009 until today, Telecom Personal purchased a nominal amount of US$ 6.33 million Series 3 Notes due 2010. These operations were made through market purchases and with liquid funds of the company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

On October 22, 2009 Standard & Poor’s Ratings Services revised the local rating on Telecom Personal Notes and upgraded it to AA from AA-.

***********

8	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2009, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Solange Barthe Dennin 54-11-4968-3752	Evangelina Sánchez 54-11-4968-3718	Ruth Fuhrmann 54-11-4968-4448	Horacio Nicolás del Campo 54-11-4968-6236

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2009

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet

	9/30/2009	12/31/2008	Δ $	Δ %
Cash, equivalents and investments	2,133	1,125	1,008	90%
Trade receivables	1,057	1,009	48	5%
Other current assets	512	466	46	10%
Total Current Assets	3,702	2,600	1,102	42%
Fixed & Intangible assets	7,240	6,960	280	4%
Other non-current assets	88	97	(9)	-9%
Total Non Current Assets	7,328	7,057	271	4%
Total Assets	11,030	9,657	1,373	14%
Accounts payable	1,805	1,769	36	2%
Loans	1,488	1,355	133	10%
Reserves	37	36	1	3%
Other current liabilities	932	909	23	3%
Total Current Liabilities	4,262	4,069	193	5%
Accounts payable	25	27	(2)	-7%
Loans	802	688	114	17%
Reserves	384	319	65	20%
Other non-current liabilities	454	453	1	0%
Total Non Current Liabilities	1,665	1,487	178	12%
Total Liabilities	5,927	5,556	371	7%
Minority Interest	79	81	(2)	-2%
Shareholders’ equity	5,024	4,020	1,004	25%
Total Liabilities, Minority Interest and Equity	11,030	9,657	1,373	14%

2- Consolidated Loans

	9/30/2009	12/31/2008	Δ $	Δ %
Corporate Bonds	1,291	1,255	36	3%
Banks and other financial institutions	71	89	(18)	-20%
Bank overdraft	1	—	1	—
Accrued interest	60	20	40	200%
Derivatives	67	—	67	—
Total Current Loans	1,490	1,364	126	9%
Corporate Bonds	734	688	46	7%
Banks and other financial institutions	67	—	67	—
Derivatives valuation effect	1	—	1	—
Total Non Current Loans	802	688	114	17%
Total Loans (without NPV effect)	2,292	2,052	240	12%

Derivatives valuation effect for notes (Other Current Credits)	2	9	(7)	-78%
Cash and cash equivalents	2,147	1,131	1,016	90%
NET FINANCIAL DEBT (without NPV effect)	143	912	(769)	-84%

10	www.telecom.com.ar

3- Consolidated Income Statement

Nine-Months Comparison (In million of Argentine pesos)	9/30/2009	9/30/2008	Δ $	Δ %
Net revenues	8,861	7,789	1,072	14%
Cost of services	(4,420)	(4,186)	(234)	6%
Gross Profit	4,441	3,603	838	23%
Administrative expenses	(313)	(262)	(51)	19%
Selling expenses	(2,093)	(1,801)	(292)	16%
Operating Profit	2,035	1,540	495	32%
Equity income from related companies	13	—	13	—
Financial and holding results	(317)	(112)	(205)	183%
Other expenses, net	(157)	(141)	(16)	11%
Results from ordinary operations	1,574	1,287	287	22%
Taxes on income	(560)	(446)	(114)	26%
Minority interest	(8)	(10)	2	-20%
Net Income	1,006	831	175	21%

Operating Profit before D & A	2,855	2,502	353	14%
As a % of Net Revenues	32%	32%

Financial and Holding results
	9/30/2009	9/30/2008	Δ $	Δ %
Financial results generated by assets
Interest on short term investments	98	68	30	44%
Foreign currency exchange results	107	(1)	108	—
Holding results generated by inventories	(8)	(30)	22	-73%
Other financial results	3	2	1	50%
Total Financial results generated by assets	200	39	161	—
Financial results generated by liabilities
Interest	(120)	(180)	60	-33%
Foreign currency exchange results	(400)	27	(427)	—
Others	3	2	1	50%
Total Financial results generated by liabilities	(517)	(151)	(366)	—
Total Financial and holding results	(317)	(112)	(205)	183%

4- Consolidated Income Statement

Three Months Comparison (In million of Argentine pesos)	9/30/2009	9/30/2008	Δ $	Δ %
Net revenues	3,107	2,738	369	13%
Cost of services	(1,540)	(1,497)	(43)	3%
Gross Profit	1,567	1,241	326	26%
Administrative expenses	(114)	(94)	(20)	21%
Selling expenses	(729)	(656)	(73)	11%
Operating Profit	724	491	233	47%
Financial and holding results	(166)	(104)	(62)	—
Other expenses, net	(85)	(50)	(35)	70%
Results from ordinary operations	473	337	136	40%
Taxes on income	(166)	(118)	(48)	41%
Minority interest	(4)	(1)	(3)	—
Net Income	303	218	85	39%

Operating Profit before D & A	1,014	815	199	24%
As a % of Net Revenues	33%	30%

11	www.telecom.com.ar

5- Consolidated Revenues Breakdown

	Nine-Months Comparison
(In million of Argentine pesos )	9/30/2009	9/30/2008	Δ $	Δ %
Fixed Telephony	1,858	1,805	53	3%
Measured service Local	358	346	12	3%
Measured service DLD	367	376	(9)	-2%
Monthly charges	628	595	33	6%
Public telephones	53	66	(13)	-20%
Interconnection	319	287	32	11%
Others	133	135	(2)	-1%
International Telephony	220	197	23	12%
Data transmission & Internet	965	681	284	42%
Data	197	159	38	24%
Internet	768	522	246	47%
Measured service	44	40	4	10%
Monthly charges	720	479	241	50%
Modems	4	3	1	33%
MobileTelephony	5,818	5,106	712	14%
Telecom Personal	5,516	4,780	736	15%
Monthly fee and measured service	1,207	1,014	193	19%
Pre-paid card	782	689	93	13%
Calling Party Pays	421	413	8	2%
TLRD *	573	577	(4)	-1%
VAS	1,691	1,257	434	35%
Handset sales	548	523	25	5%
Others (Includes Roaming)	294	307	(13)	-4%
Núcleo	302	326	(24)	-7%
Monthly fee and measured service	58	43	15	35%
Pre-paid card	151	174	(23)	-13%
Calling Party Pays	7	20	(13)	-65%
TLRD *	29	41	(12)	-29%
VAS	19	18	1	6%
Internet	17	10	7	70%
Handset sales	5	6	(1)	-17%
Others (Includes Roaming)	16	14	2	14%
Total net revenues	8,861	7,789	1,072	14%

* Charges for the termination of calls of the cellular operators.

6- Consolidated Revenues Breakdown

	Three Months Comparison
(In million of Argentine pesos )	9/30/2009	9/30/2008	Δ $	Δ %
Fixed Telephony	630	612	18	3%
Measured service Local	125	120	5	4%
Measured service DLD	124	126	(2)	-2%
Monthly charges	211	202	9	4%
Public telephones	17	20	(3)	-15%
Interconnection	106	97	9	9%
Others	47	47	—	0%
International Telephony	71	68	3	4%
Data transmission & Internet	352	239	113	47%
Data	70	56	14	25%
Internet	282	183	99	54%
Measured service	16	13	3	23%
Monthly charges	264	169	95	56%
Modems	2	1	1	100%
MobileTelephony	2,054	1,819	235	13%
Telecom Personal	1,942	1,708	234	14%
Monthly fee and measured service	394	360	34	9%
Pre-paid card	267	246	21	9%
Calling Party Pays	146	142	4	3%
TLRD *	191	199	(8)	-4%
VAS	643	467	176	38%
Handset sales	209	200	9	5%
Others (Includes Roaming)	92	94	(2)	-2%
Núcleo	112	111	1	1%
Monthly fee and measured service	22	13	9	69%
Pre-paid card	55	62	(7)	-11%
Calling Party Pays	2	5	(3)	-60%
TLRD *	10	12	(2)	-17%
VAS	7	7	—	0%
Internet	7	3	4	133%
Handset sales	2	2	—	0%
Others (Includes Roaming)	7	7	—	0%
Total net Revenues	3,107	2,738	369	13%

* Charges for the termination of calls of the cellular operators.

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7- Consolidated Income Statement by segments

	Segments			Variation vs 9M08
Nine month period - Fiscal Year 2009 (In million of Argentine pesos )	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ $	Δ %
Net Revenues	3,043	5,818	8,861	1,072	14%
Salaries and social security contributions	(826)	(249)	(1,075)	(203)	23%
Taxes	(189)	(531)	(720)	(107)	17%
Materials and supplies	(299)	(139)	(438)	(51)	13%
Bad debt expenses	(24)	(71)	(95)	(45)	90%
Interconnection cost	(131)	—	(131)	(12)	10%
Settlement charges	(121)	—	(121)	(13)	12%
Lease of lines and circuits	(60)	(43)	(103)	(11)	12%
Service fees	(153)	(200)	(353)	(82)	30%
Advertising	(82)	(165)	(247)	43	-15%
Agent, Prepaid card commissions and other commissions	(75)	(703)	(778)	(106)	16%
Cost of voice, data and cellular handsets	(30)	(774)	(804)	(73)	10%
Roaming and TLRD	—	(660)	(660)	37	-5%
Others	(235)	(246)	(481)	(96)	25%
Operating Profit before D&A	818	2,037	2,855	353	14%
Depreciation of fixed assets	(477)	(329)	(806)	140	-15%
Amortization of intangible assets	(13)	(1)	(14)	2	-13%
Operating Profit	328	1,707	2,035	495	32%
Equity income from related companies	—	13	13	13	—
Financial and Holding Income	(161)	(156)	(317)	(205)	183%
Other expenses, net	(94)	(63)	(157)	(16)	11%
Income from ordinary operations	73	1,501	1,574	287	22%
Taxes on income	(204)	(356)	(560)	(114)	26%
Minority interest	—	(8)	(8)	2	-20%
Net Income / Loss	(131)	1,137	1,006	175	21%

8- Consolidated Income Statement by segments

	Segments
Nine month period - Fiscal Year 2008 (In million of Argentine pesos )	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	2,683	5,106	7,789
Salaries and social security contributions	(664)	(208)	(872)
Taxes	(170)	(443)	(613)
Materials and supplies	(267)	(120)	(387)
Bad debt expenses	(7)	(43)	(50)
Interconnection cost	(119)	—	(119)
Settlement charges	(108)	—	(108)
Lease of lines and circuits	(47)	(45)	(92)
Service fees	(126)	(145)	(271)
Advertising	(97)	(193)	(290)
Agent, Prepaid card commissions and other commissions	(67)	(605)	(672)
Cost of voice, data and cellular handsets	(29)	(702)	(731)
Roaming and TLRD	—	(697)	(697)
Others	(187)	(198)	(385)
Operating Profit before D&A	795	1,707	2,502
Depreciation of fixed assets	(594)	(352)	(946)
Amortization of intangible assets	(12)	(4)	(16)
Operating Profit	189	1,351	1,540
Financial and Holding Income	(63)	(49)	(112)
Other expenses, net	(103)	(38)	(141)
Income from ordinary operations	23	1,264	1,287
Taxes on income	(144)	(302)	(446)
Minority interest	—	(10)	(10)
Net Income / Loss	(121)	952	831

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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9 - Consolidated Income Statement by segments

	Segments			Variation vs 3Q08
Third Quarter - FY 2009 (In million of Argentine pesos )	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ $	Δ %
Net Revenues	1,053	2,054	3,107	369	13%
Salaries and social security contributions	(297)	(90)	(387)	(78)	25%
Taxes	(65)	(183)	(248)	(37)	18%
Materials and supplies	(103)	(49)	(152)	(11)	8%
Bad debt expenses	(3)	(20)	(23)	(2)	10%
Interconnection cost	(44)	—	(44)	(3)	7%
Settlement charges	(36)	—	(36)	5	-12%
Lease of lines and circuits	(21)	(15)	(36)	(1)	3%
Service fees	(56)	(72)	(128)	(30)	31%
Advertising	(33)	(56)	(89)	11	-11%
Agent, Prepaid card commissions and other commissions	(28)	(248)	(276)	(27)	11%
Cost of voice, data and cellular handsets	(11)	(273)	(284)	(1)	0%
Roaming and TLRD	—	(217)	(217)	31	-13%
Others	(83)	(90)	(173)	(27)	18%
Operating Profit before D&A	273	741	1,014	199	24%
Depreciation of fixed assets	(161)	(123)	(284)	35	-11%
Amortization of intangible assets	(5)	(1)	(6)	(1)	20%
Operating Profit	107	617	724	233	48%
Financial and Holding Income	(74)	(92)	(166)	(62)	60%
Other expenses, net	(60)	(25)	(85)	(35)	70%
Income from ordinary operations	(27)	500	473	136	40%
Taxes on income	(46)	(120)	(166)	(48)	41%
Minority interest	—	(4)	(4)	(3)	—
Net Income / Loss	(73)	376	303	85	39%

10 - Consolidated Income Statement by Segments

	Segments
Third Quarter - FY 2008 (In million of Argentine pesos )	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	919	1,819	2,738
Salaries and social security contributions	(231)	(78)	(309)
Taxes	(55)	(156)	(211)
Materials and supplies	(109)	(32)	(141)
Bad debt expenses	(7)	(14)	(21)
Interconnection cost	(41)	—	(41)
Settlement charges	(41)	—	(41)
Lease of lines and circuits	(19)	(16)	(35)
Service fees	(47)	(51)	(98)
Advertising	(38)	(62)	(100)
Agent, Prepaid card commissions and other commissions	(25)	(224)	(249)
Cost of cellular handsets	(11)	(272)	(283)
Roaming and TLRD	—	(248)	(248)
Others	(64)	(82)	(146)
Operating Profit before D&A	231	584	815
Depreciation of fixed assets	(211)	(108)	(319)
Amortization of intangible assets	(4)	(1)	(5)
Operating Profit	16	475	491
Financial and Holding Income	(50)	(54)	(104)
Other expenses, net	(35)	(15)	(50)
Income from ordinary operations	(69)	406	337
Taxes on income	(27)	(91)	(118)
Minority interest	—	(1)	(1)
Net Income / Loss	(96)	314	218

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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TELECOM ARGENTINA S.A.

Unconsolidated Information

Nine month period and Third Quarter - Fiscal Year 2009

(In million of Argentine pesos)

11- Balance Sheet

	9/30/2009	12/31/2008	Δ $	Δ %
Cash, equivalents and investments	1,790	571	1,219	—
Trade receivables	591	487	104	21%
Other current assets	95	83	12	14%
Total Current Assets	2,476	1,141	1,335	117%
Other Trade receivables	42	55	(13)	-24%
Fixed & Intangible assets	4,254	4,069	185	5%
Investments	1,630	1,825	(195)	-11%
Other non-current assets	3	3	—	0%
Total Non current Assets	5,929	5,952	(23)	0%
Total Assets	8,405	7,093	1,312	18%
Accounts payable	809	813	(4)	0%
Loans	1,359	1,263	96	8%
Reserves	20	25	(5)	-20%
Other current liabilities	443	290	153	53%
Total Current Liabilities	2,631	2,391	240	10%
Accounts payable	25	27	(2)	-7%
Compensation and social benefits payable	79	82	(3)	-4%
Taxes Payable	221	212	9	4%
Others liabilities	137	116	21	18%
Reserves	288	245	43	18%
Total Non Current Liabilities	750	682	68	10%
Total Liabilities	3,381	3,073	308	10%
Shareholders’ equity	5,024	4,020	1,004	25%
Total Liabilities and Equity	8,405	7,093	1,312	18%

12- Income Statement

Nine-Months Comparison	9/30/2009	9/30/2008	Δ $	Δ %
Net revenues	3,525	3,099	426	14%
Cost of services	(1,827)	(1,722)	(105)	6%
Gross Profit	1,698	1,377	321	23%
Administrative expenses	(202)	(166)	(36)	22%
Selling expenses	(701)	(612)	(89)	15%
Operating Profit	795	599	196	33%
Equity income from related companies	665	539	126	23%
Financial & holding results	(160)	(61)	(99)	162%
Other incomes & expenses net	(91)	(102)	11	-11%
Results from ordinary operations	1,209	975	234	24%
Taxes on income	(203)	(144)	(59)	41%
Net Income	1,006	831	175	21%

Operating Profit before D&A	1,282	1,202	80	7%
As a % of Net Revenues	36%	39%

Financial and Holding results
Financial results generated by assets	9/30/2009	9/30/2008	Δ $	Δ %
Interest on short term investments	66	47	19	40%
Foreign currency exchange results	79	2	77	—
Other financial results	2	—	2	—
Total Financial results generated by assets	147	49	98	200%
Financial results generated by liabilities
Interest	(50)	(115)	65	-57%
Foreign currency exchange results	(258)	5	(263)	—
Other financial results	1	—	1	—
Total Financial results generated by liabilities	(307)	(110)	(197)	179%
Total Financial and holding results	(160)	(61)	(99)	162%

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TELECOM ARGENTINA S.A.

Unconsolidated Information

13-Income Statement

Three Months Comparison (In million of Argentine pesos )	9/30/2009	9/30/2008	Δ $	Δ %
Net revenues	1,212	1,064	148	14%
Cost of services	(635)	(609)	(26)	4%
Gross Profit	577	455	122	27%
Administrative expenses	(71)	(62)	(9)	15%
Selling expenses	(246)	(232)	(14)	6%
Operating Profit	260	161	99	61%
Equity income from related companies	220	169	51	30%
Financial & holding results	(73)	(50)	(23)	46%
Other incomes & expenses net	(58)	(35)	(23)	66%
Results from ordinary operations	349	245	104	42%
Taxes on income	(46)	(27)	(19)	70%
Net Income	303	218	85	39%

Operating Profit before D&A	425	374	51	14%
As a % of Net Revenues	35%	35%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 10, 2009	By:	/S/ ENRIQUE GARRIDO
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors